Exhibit (a)(1)(iv)

Offer to Purchase for Cash

by

MicroStrategy Incorporated

Up to $250 Million in Value of its Class A Common Stock

At a Cash Purchase Price Not Greater than $140.00 per Share Nor Less than $122.00 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 10, 2020, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

August 11, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

MicroStrategy Incorporated, a Delaware corporation (“MicroStrategy”), has appointed us to act as Dealer Manager in connection with its offer to purchase for cash up to $250 million in value of shares of its issued and outstanding class A common stock, par value $0.001 per share (each, a “Share,” and collectively, the “Shares”), at a price calculated as described herein and in the Offer to Purchase (defined below) that is a price not greater than $140.00 nor less than $122.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and Letter of Transmittal, the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

MicroStrategy will, upon the terms and subject to the conditions of the Offer, determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares properly tendered and the prices specified, or deemed specified, by tendering stockholders. This single per Share price (the “Final Purchase Price”) will be the lowest single purchase price, not greater than $140.00 nor less than $122.00 per Share, that would allow it to purchase $250 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn in the event that less than $250 million in value of Shares is properly tendered and not properly withdrawn. MicroStrategy will not purchase any Shares tendered at prices in excess of the Final Purchase Price.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value of $250 million or less are properly tendered and not properly withdrawn, MicroStrategy will purchase all Shares properly tendered at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Date. Only Shares properly tendered at prices at or below the Final Purchase Price and not properly withdrawn will be purchased in the Offer upon the terms and subject to the conditions of the Offer, including the “Odd Lot” priority, proration and conditional tender provisions described in the Offer to Purchase. Under no circumstances will interest be paid on the Final Purchase Price for the Shares, regardless of any delay in making such payment. All Shares acquired in the Offer, if any, will be acquired at the Final Purchase Price. MicroStrategy reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $250 million are properly tendered and not properly withdrawn, MicroStrategy may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without extending the Offer.

MicroStrategy reserves the right, in its sole discretion, (i) to, upon the occurrence of any of certain conditions to the Offer more specifically described in Section 7 of the Offer to Purchase, (a) terminate the Offer and return all tendered Shares to tendering stockholders, (b) extend the Offer and, subject to the withdrawal rights as set forth in the Offer to Purchase, retain all of the tendered Shares until the expiration of the Offer as so extended, (c) waive a condition of the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase Shares properly tendered and not properly withdrawn prior to the Expiration Date or (d) delay acceptance for payment of, or payment for Shares, subject to Exchange Act Rule 13e-4(f)(5), which requires that MicroStrategy must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer, until satisfaction or waiver of the conditions to the Offer, and (ii) to extend the period of time during which the Offer is open, thereby delaying acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

If the conditions to the Offer have been satisfied or waived and, based on the Final Purchase Price, Shares having an aggregate value in excess of $250 million are properly tendered and not properly withdrawn prior to the Expiration Date, MicroStrategy will purchase Shares on the following basis:

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first, MicroStrategy will purchase Odd Lots of less than 100 Shares at the Final Purchase Price from stockholders who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder will not qualify for this preference;

•

second, after purchasing all Odd Lots that were properly tendered at or below the Final Purchase Price, subject to the conditional tender provisions described in the Offer to Purchase (whereby a holder may specify a minimum number of such holder’s Shares that must be purchased if any such Shares are purchased), MicroStrategy will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

•

third, only if necessary to permit MicroStrategy to purchase $250 million in value of Shares (or such greater amount as MicroStrategy may elect to purchase, subject to applicable law), MicroStrategy will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. Random lot would be facilitated by MicroStrategy.

As a result of the foregoing priorities applicable to the purchase of Shares properly tendered, it is possible that fewer than all Shares tendered by a stockholder will be purchased or that, if a tender is conditioned upon the purchase of a specified number of Shares, none of those Shares will be purchased even though those Shares were tendered at prices at or below the Final Purchase Price. Shares not purchased in the Offer, including Shares tendered at prices in excess of the Final Purchase Price and Shares not purchased because of proration or conditional tender, will be returned to the tendering stockholders promptly after the Expiration Date.

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 7 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.

Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary, or if the procedure for book-entry transfer cannot be completed, before the Expiration Date as described in Section 3 of the Offer to Purchase;

4.

A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to American Stock Transfer & Trust Co., LLC, as Depositary for the Offer.

MicroStrategy’s Board of Directors (the “Board”) has authorized MicroStrategy to make the Offer; however, none of MicroStrategy, the members of the Board, Morgan Stanley & Co. LLC (the “Dealer Manager”), Georgeson LLC, the information agent for the Offer (the “Information Agent”), or American Stock Transfer & Trust Co., LLC, the Depositary for the Offer (the “Depositary”), or any of our or their respective affiliates, makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the purchase price or purchase prices at which stockholders may choose to tender their Shares. None of MicroStrategy, the members of the Board, the Dealer Manager, the Information Agent or the Depositary, or any of our or their respective affiliates, has authorized any person to make any recommendation with respect to the Offer. Stockholders must decide whether to tender or refrain from tendering their Shares and, if deciding to tender, how many Shares to tender and the purchase price or purchase prices at which they wish to tender. We recommend that stockholders consult their own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the Letter of Transmittal, including MicroStrategy’s reasons for making the Offer, before taking any action with respect to the Offer.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 10, 2020, UNLESS THE OFFER IS EXTENDED OR TERMINATED.

For Shares to be tendered properly pursuant to the Offer, one of the following must occur: (i) the certificates for such Shares, or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase, together with (a) a properly completed and duly executed Letter of Transmittal including any required signature guarantees and any documents required by the Letter of Transmittal or (b) an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in the case of a book-entry transfer, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of the Offer to Purchase, or (ii) stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or cannot complete the procedures for book-entry transfer prior to the Expiration Date must properly complete and duly execute the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.

MicroStrategy will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Dealer Manager and the Information Agent, as described in Section 15 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. MicroStrategy will, however, upon request, reimburse brokers, dealers (including, if applicable, the Dealer Manager), commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as an agent of MicroStrategy, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. MicroStrategy will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the Shares except as otherwise provided in the Offer to Purchase or Instruction 7 in the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Dealer Manager or the Information Agent at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of enclosed materials and direct questions and requests for assistance to the Information Agent, Georgeson LLC, at: 1(866) 828-4304.

Very truly yours,

Morgan Stanley & Co. LLC

Enclosures

NOTHING CONTAINED IN THIS DOCUMENT OR IN THE ENCLOSED DOCUMENTS WILL MAKE YOU OR ANY OTHER PERSON AN AGENT OF MICROSTRATEGY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED AND THE STATEMENTS CONTAINED IN THOSE DOCUMENTS.